EXHIBIT 4

Supplementary announcement regarding the board approves the Company’s Annual General Meeting 2012

Date of events: 2011/04/27

Contents:

1.Date of the board of directors resolution:2012/04/27

2.Date for convening the shareholders’ meeting:2012/06/22

3.Location for convening the shareholders’ meeting: Chunghwa Telecom Training Institute (No. 168, Minzu Road, Banchiao District, New Taipei City, Taiwan, R.O.C.)

4.Cause or subjects for convening the meeting: (1) Reports: a. The Company’s 2011 operational report b. 2011 supervisors’ audit report c. Report of amendment to the “Meeting Rules of Order of the Board of Directors” (2) Issues to be ratified by shareholders: a. Ratification of 2011 business report and financial statements b. Ratification of 2011 earning distribution (3) Issues to be discussed: a. The amendment to the “Articles of Incorporation” b. The amendment to the “Regulations of Election of Directors and Supervisors” c. The amendment to the “Ordinance of Shareholders Meetings” d. The amendment to the “Procedures for Acquisition or Disposal of Assets” (4) Other business and special motions

5.Book closure starting date: 2012/04/24

6.Book closure ending date:2012/06/22

7.Any other matters that need to be specified: Annual General Meeting 2012 will adopt electronic voting as one of the methods for shareholders to vote for resolutions.